

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Shahraab Ahmad
Chief Executive Officer
Atlantic Coastal Acquisition Corp. II
6 St Johns Lane, Floor 5
New York, NY 10013

> **Re: Atlantic Coastal Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 20, 2024**
> **File No. 001-41224**

Dear Shahraab Ahmad:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Stephen C. Ashley, Esq.